EXHIBIT 23.1

Consent of KPMG LLP Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Nuvelo, Inc.:

We consent to the use of our reports dated March 15, 2006, with respect to the consolidated balance sheets of Nuvelo, Inc. and subsidiary as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 2005, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005, and the effectiveness of internal control over financial reporting as of December 31, 2005, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

San Francisco, California

June 28, 2006